UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Dada Nexus Limited

(Name of Issuer)

Ordinary Shares (represented by American Depositary Shares), par value of $0.0001 per share

(Title of Class of Securities)

23344D 108*

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

There is no CUSIP number assigned to Ordinary Shares of the issuer. CUSIP number 23344D108 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The NASDAQ Global Select Market under the symbol “DADA.” Each ADS represents four Ordinary Shares of the issuer.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23344D 108	SCHEDULE 13G	Page 2 of 9 Pages

1.	Names of Reporting Persons DST Global Advisors Limited
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3.	Sec Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 51,060,140 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 51,060,140 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,060,140 (1)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 5.7% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)

Includes (i) 3,567,756 Ordinary Shares of the Issuer (represented by 891,939 ADSs) directly held by DST Global IV Co-Invest, L.P., (ii) 20,859,372 Ordinary Shares of the Issuer (represented by 5,214,843 ADSs) directly held by DST Global IV, L.P., (iii) 15,941,456 Ordinary Shares of the Issuer (represented by 3,985,364 ADSs) directly held by DST Global V, L.P., and (iv) 10,691,556 Ordinary Shares of the Issuer (represented by 2,672,889 ADSs) directly held by DST China EC XII, L.P. DST Global IV Co-Invest, L.P. and DST Global IV, L.P. are each controlled by DST Managers Limited, their respective general partner. DST Global V, L.P. and DST China EC XII, L.P. are each controlled by DST Managers V Limited, their respective general partner. The equity of DST Managers Limited and DST Managers V Limited is held by DST Global Advisors Limited, which is indirectly wholly owned by Galileo (PTC) Limited.

(2)

The percentage is calculated based on 898,428,565 Ordinary Shares of the Issuer, reported to be outstanding in the Issuer’s Form 424(b)(4) filed with the Securities and Exchange Commission on December 3, 2020.

CUSIP No. 23344D 108	SCHEDULE 13G	Page 3 of 9 Pages

1.	Names of Reporting Persons DST Global IV Co-Invest, L.P.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,567,756 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,567,756 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,567,756 (1)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 0.4%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represented by 891,939 ADSs of the Issuer.
(2)

The percentage is calculated based on 898,428,565 Ordinary Shares of the Issuer, reported to be outstanding in the Issuer’s Form 424(b)(4) filed with the Securities and Exchange Commission on December 3, 2020.

CUSIP No. 23344D 108	SCHEDULE 13G	Page 4 of 9 Pages

1.	Names of Reporting Persons DST Global IV, L.P.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 20,859,372 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 20,859,372 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,859,372 (1)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 2.3% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represented by 5,214,843 ADSs of the Issuer.
(2)

The percentage is calculated based on 898,428,565 Ordinary Shares of the Issuer, reported to be outstanding in the Issuer’s Form 424(b)(4) filed with the Securities and Exchange Commission on December 3, 2020.

CUSIP No. 23344D 108	SCHEDULE 13G	Page 5 of 9 Pages

1.	Names of Reporting Persons DST Global V, L.P.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 15,941,456 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 15,941,456 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,941,456 (1)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 1.8% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represented by 3,985,364 ADSs of the Issuer.
(2)

The percentage is calculated based on 898,428,565 Ordinary Shares of the Issuer, reported to be outstanding in the Issuer’s Form 424(b)(4) filed with the Securities and Exchange Commission on December 3, 2020.

CUSIP No. 23344D 108	SCHEDULE 13G	Page 6 of 9 Pages

1.	Names of Reporting Persons DST China EC XII, L.P.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 10,691,556 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,691,556 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,691,556 (1)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 1.2% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represented by 2,672,889 ADSs of the Issuer.
(2)

The percentage is calculated based on 898,428,565 Ordinary Shares of the Issuer, reported to be outstanding in the Issuer’s Form 424(b)(4) filed with the Securities and Exchange Commission on December 3, 2020.

CUSIP No. 23344D 108	SCHEDULE 13G	Page 7 of 9 Pages

1.	Names of Reporting Persons DST Managers Limited
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 24,427,128 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 24,427,128 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,427,128 (1)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 2.7% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)

Represented by 6,106,782 ADSs of the Issuer. Includes (i) 3,567,756 Ordinary Shares of the Issuer (represented by 891,939 ADSs) directly held by DST Global IV Co-Invest, L.P. and (ii) 20,859,372 Ordinary Shares of the Issuer (represented by 5,214,843 ADSs) directly held by DST Global IV, L.P. DST Global IV Co-Invest, L.P. and DST Global IV, L.P. are each controlled by DST Managers Limited, their respective general partner.

(2)

The percentage is calculated based on 898,428,565 Ordinary Shares of the Issuer, reported to be outstanding in the Issuer’s Form 424(b)(4) filed with the Securities and Exchange Commission on December 3, 2020.

CUSIP No. 23344D 108	SCHEDULE 13G	Page 8 of 9 Pages

1.	Names of Reporting Persons DST Managers V Limited
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 26,633,012 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 26,633,012 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,633,012 (1)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 3.0% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)

Represented by 6,658,253 ADSs of the Issuer. Includes (i) 15,941,456 Ordinary Shares of the Issuer (represented by 3,985,364 ADSs) directly held by DST Global V, L.P. and (ii) 10,691,556 Ordinary Shares of the Issuer (represented by 2,672,889 ADSs) directly held by DST China EC XII, L.P. DST Global V, L.P. and DST China EC XII, L.P. are each controlled by DST Managers V Limited, their respective general partner.

(2)

The percentage is calculated based on 898,428,565 Ordinary Shares of the Issuer, reported to be outstanding in the Issuer’s Form 424(b)(4) filed with the Securities and Exchange Commission on December 3, 2020.

CUSIP No. 23344D 108	SCHEDULE 13G	Page 9 of 9 Pages

1.	Names of Reporting Persons Galileo (PTC) Limited
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3.	Sec Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 51,060,140 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 51,060,140 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,060,140 (1)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 5.7% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)

Includes (i) 3,567,756 Ordinary Shares of the Issuer (represented by 891,939 ADSs) directly held by DST Global IV Co-Invest, L.P., (ii) 20,859,372 Ordinary Shares of the Issuer (represented by 5,214,843 ADSs) directly held by DST Global IV, L.P., (iii) 15,941,456 Ordinary Shares of the Issuer (represented by 3,985,364 ADSs) directly held by DST Global V, L.P., and (iv) 10,691,556 Ordinary Shares of the Issuer (represented by 2,672,889 ADSs) directly held by DST China EC XII, L.P. DST Global IV Co-Invest, L.P. and DST Global IV, L.P. are each controlled by DST Managers Limited, their respective general partner. DST Global V, L.P. and DST China EC XII, L.P. are each controlled by DST Managers V Limited, their respective general partner. The equity of DST Managers Limited and DST Managers V Limited is held by DST Global Advisors Limited, which is indirectly wholly owned by Galileo (PTC) Limited.

(2)

The percentage is calculated based on 898,428,565 Ordinary Shares of the Issuer, reported to be outstanding in the Issuer’s Form 424(b)(4) filed with the Securities and Exchange Commission on December 3, 2020.

Item 1.	Issuer

(a)	Name of Issuer: Dada Nexus Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

22/F, Oriental Fisherman’s Wharf

No. 1088 Yangshupu Road

Yangpu District, Shanghai 200082

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

This statement on Schedule 13G is being filed jointly by the following persons, collectively, the “Reporting Persons”:

(i)	DST Global Advisors Limited

Address: c/o Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands

Citizenship: British Virgin Islands

(ii)	DST Global IV Co-Invest, L.P.

Address: c/o Trident Trust Company (Cayman) Limited, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands

Citizenship: Cayman Islands

(iii)	DST Global IV, L.P.

Address: c/o Trident Trust Company (Cayman) Limited, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands

Citizenship: Cayman Islands

(iv)	DST Managers Limited

Address: c/o Trident Trust Company (Cayman) Limited, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands

Citizenship: Cayman Islands

(v)	DST Global V, L.P.

Address: c/o Trident Trust Company (Cayman) Limited, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Island

Citizenship: Cayman Islands

(vi)	DST China EC XII, L.P.

Address: c/o Trident Trust Company (Cayman) Limited, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Island

Citizenship: Cayman Islands

(vii)	DST Managers V Limited

Address: c/o Trident Trust Company (Cayman) Limited, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands

Citizenship: Cayman Islands

(viii)	Galileo (PTC) Limited

Address: c/o Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands

Citizenship: British Virgin Islands

(d)	Title of Class of Securities: ordinary shares, par value of $0.0001 per share, of the issuer.

(e)	CUSIP No.: 23344D 108

There is no CUSIP number assigned to Ordinary Shares of the issuer. CUSIP number 23344D 108 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The NASDAQ Global Market under the symbol “DADA.” Each ADS represents four ordinary shares of the issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a) The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b) The information required by Items 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

(c) The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

DST GLOBAL ADVISORS LIMITED

By:	/s/ Despoina Zinonos
Name: Despoina Zinonos
Title: President

DST GLOBAL IV CO-INVEST, L.P.

By:	/s/ Despoina Zinonos
Name: Despoina Zinonos
Title: as President of its General Partner, DST Managers Limited

DST GLOBAL IV, L.P.

By:	/s/ Despoina Zinonos
Name: Despoina Zinonos
Title: as President of its General Partner, DST Managers Limited

DST MANAGERS LIMITED

By:	/s/ Despoina Zinonos
Name: Despoina Zinonos
Title: President

DST GLOBAL V, L.P.

By:	/s/ Despoina Zinonos
Name: Despoina Zinonos
Title: as President of its General Partner, DST Managers V Limited

DST CHINA EC XII, L.P.

By:	/s/ Despoina Zinonos
Name: Despoina Zinonos
Title: as President of its General Partner, DST Managers V Limited

DST MANAGERS V LIMITED

By:	/s/ Despoina Zinonos
Name: Despoina Zinonos
Title: President

GALILEO (PTC) LIMITED

By:	/s/ Despoina Zinonos
Name: Despoina Zinonos
Title: President

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares and the American Depositary Shares representing Ordinary Shares, in each case of Dada Nexus Limited, and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

Dated: February 16, 2021

DST GLOBAL ADVISORS LIMITED

By:	/s/ Despoina Zinonos
Name: Despoina Zinonos
Title: President

DST GLOBAL IV CO-INVEST, L.P.

By:	/s/ Despoina Zinonos
Name: Despoina Zinonos
Title: as President of its General Partner, DST Managers Limited

DST GLOBAL IV, L.P.

By:	/s/ Despoina Zinonos
Name: Despoina Zinonos
Title: as President of its General Partner, DST Managers Limited

DST MANAGERS LIMITED

By:	/s/ Despoina Zinonos
Name: Despoina Zinonos
Title: President

DST GLOBAL V, L.P.

By:	/s/ Despoina Zinonos
Name: Despoina Zinonos
Title: as President of its General Partner, DST Managers V Limited

DST CHINA EC XII, L.P.

By:	/s/ Despoina Zinonos
Name: Despoina Zinonos
Title: as President of its General Partner, DST Managers V Limited

DST MANAGERS V LIMITED

By:	/s/ Despoina Zinonos
Name: Despoina Zinonos
Title: President

GALILEO (PTC) LIMITED

By:	/s/ Despoina Zinonos
Name: Despoina Zinonos
Title: President